82-1742

SEC MAIL RECEIVED PROCESSING SECTION JUN 03 2002 WASH, D.C. 154

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Informati... n required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforc... rities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information wi... ation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or c... ties or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities r... *ed information is filed, at the address(es) or telephone number(s) set out on the back of this report.*

02034604

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CLAUDE RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 10/04/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

...UMBER OF THE INSIDER (BLOCK LETTERS)

NO. 200-224- STREET 4th Ave. S. APT

CITY: Saskatoon

PROV.: SK. POSTAL CODE: S7K 5M5

BUSINESS TELEPHONE NUMBER: 306 - 668 - 7505

BUSINESS FAX NUMBER: 306 - 668 - 7500

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	15,000							15,000	1	
Options (exp. 14/12/08)	10,000	15/12/98	50	10,000		$1.06		10,000	1	
Options (exp. 27/12/11)	10,000	28/12/01	50	10,000		$.53		10,000	1	
Optons (exp. 16/05/12)		17/05/02	50	30,000		$1.71		30,000	1	

PROCESSED JUN 19 2002 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Grant of 30,000 stock options.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Raymond Gagnon

SIGNATURE: Ray Gagnon

DATE OF THE REPORT (DAY / MONTH / YEAR): 23/05/02

dw 6/18

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CLAUDE RESOURCES INC.

SUPPL

RECEIVED JUN 03 2002 PROCESSING SECTION SEC MAIL 154 WASH D.C.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 6

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [x] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 04/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WALKER

GIVEN NAMES: RONALD G.

NO. / STREET / APT: 200, 224-4TH AVE. S.

CITY: SASKATOON

PROV.: SK.

POSTAL CODE: S7K 5M5

BUSINESS TELEPHONE NUMBER: 306 - 668 - 7505

BUSINESS FAX NUMBER: 306 - 668 - 7500

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] ONTARIO
[X] BRITISH COLUMBIA
[X] QUÉBEC
[X] MANITOBA
[X] SASKATCHEWAN
[ ] NEWFOUNDLAND
[X] NOVA SCOTIA

SEC. #82-1742

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS TO PURCHASE COMMON SHARES										
14 DEC/08 @$1.32	20,000							20,000		
27 DEC/11 @ $.53		28/12/01	96	10,000		$.53		10,000		

ATTACHMENT [ ] YES [x] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [x] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

AMENDED REPORT – AMOUNT GRANTED WAS REPORTED INCORRECTLY.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RONALD WALKER

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/05/02